                          UNITED STATES                     OMB APPROVAL
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549           OMB Number: 3235-0145
                                                      Expires: December 31, 2005
                         SCHEDULE 13D                 Estimated average burden
                                                      hours per response......11

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                               INFOCROSSING, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    205265101
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                         MIDOCEAN CAPITAL PARTNERS, L.P.
                           C/O MIDOCEAN PARTNERS, L.P.
                           345 PARK AVENUE, 16th FLOOR
                               NEW YORK, NY 10154
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:
                             GEORGE P. STAMAS, ESQ.
                                Kirkland & Ellis
                               655 15th Street, NW
                              Washington, DC 20009
                                 (202) 879-2000


                                OCTOBER 21, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205265101                  13D                 Page 2 of 12 Pages

-------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Ultramar Capital, Ltd.
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

          Not Applicable
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2 (E)                                                 / /
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
-------------------------------------------------------------------------------
                           7  SOLE VOTING POWER

      NUMBER OF                    375,000
        SHARES             ----------------------------------------------------
     BENEFICIALLY          8  SHARED VOTING POWER
      OWNED BY
        EACH
      REPORTING            ----------------------------------------------------
       PERSON              9  SOLE DISPOSITIVE POWER
        WITH
                                   375,000
                           ----------------------------------------------------
                           10 SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          375,000
-------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                 / /
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.5%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON

          CO
-------------------------------------------------------------------------------

CUSIP No. 205265101                  13D                 Page 3 of 15 Pages

-------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          J. Edward Virtue
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

          Not Applicable
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2 (E)                                                 / /
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
                           7  SOLE VOTING POWER

      NUMBER OF                    375,000
        SHARES             ----------------------------------------------------
     BENEFICIALLY          8  SHARED VOTING POWER
      OWNED BY
        EACH
      REPORTING            ----------------------------------------------------
       PERSON              9  SOLE DISPOSITIVE POWER
        WITH
                                   375,000
                           ----------------------------------------------------
                           10 SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          375,000
-------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                 / /
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.5%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON

          IN
-------------------------------------------------------------------------------

CUSIP No. 205265101                  13D                 Page 4 of 15 Pages

-------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          MidOcean Associates, SPC
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

          Not Applicable
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2 (E)                                                 / /
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
-------------------------------------------------------------------------------
                           7  SOLE VOTING POWER

      NUMBER OF                    375,000
        SHARES             ----------------------------------------------------
     BENEFICIALLY          8  SHARED VOTING POWER
      OWNED BY
        EACH
      REPORTING            ----------------------------------------------------
       PERSON              9  SOLE DISPOSITIVE POWER
        WITH
                                   375,000
                           ----------------------------------------------------
                           10 SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          375,000
-------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                 / /
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.5%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON

          CO
-------------------------------------------------------------------------------

CUSIP No. 205265101                  13D                 Page 5 of 15 Pages

-------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          MidOcean Partners, LP
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

          Not Applicable
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     TO ITEMS 2(D) OR 2 (E)                                                 / /
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
-------------------------------------------------------------------------------
                           7  SOLE VOTING POWER

      NUMBER OF                    375,000
        SHARES             ----------------------------------------------------
     BENEFICIALLY          8  SHARED VOTING POWER
      OWNED BY
        EACH
      REPORTING            ----------------------------------------------------
       PERSON              9  SOLE DISPOSITIVE POWER
        WITH
                                   375,000
                           ----------------------------------------------------
                           10 SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          375,000
-------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                 / /
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.5%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON

          PN
-------------------------------------------------------------------------------

CUSIP No. 205265101                  13D                 Page 6 of 15 Pages

-------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Existing Fund GP, Ltd.
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

          Not Applicable
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2 (E)                                                 / /
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
-------------------------------------------------------------------------------
                           7  SOLE VOTING POWER

      NUMBER OF                    375,000
        SHARES             ----------------------------------------------------
     BENEFICIALLY          8  SHARED VOTING POWER
      OWNED BY
        EACH
      REPORTING            ----------------------------------------------------
       PERSON              9  SOLE DISPOSITIVE POWER
        WITH
                                   375,000
                           ----------------------------------------------------
                           10 SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          375,000
-------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                 / /
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.5%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON

          CO
-------------------------------------------------------------------------------

CUSIP No. 205265101                  13D                 Page 7 of 15 Pages

-------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          MidOcean Capital Partners, L.P.
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

          Not Applicable
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2 (E)                                                 / /
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
                           7  SOLE VOTING POWER

      NUMBER OF                    375,000
        SHARES             ----------------------------------------------------
     BENEFICIALLY          8  SHARED VOTING POWER
      OWNED BY
        EACH
      REPORTING            ----------------------------------------------------
       PERSON              9  SOLE DISPOSITIVE POWER
        WITH
                                   375,000
                           ----------------------------------------------------
                           10 SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          375,000
-------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                 / /
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.5%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON

          PN
-------------------------------------------------------------------------------

CUSIP No. 205265101                  13D                 Page 8 of 15 Pages

-------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          MidOcean Capital Inestors, L.P.
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

          Not Applicable
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2 (E)                                                 / /
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
                           7  SOLE VOTING POWER

      NUMBER OF                    375,000
        SHARES             ----------------------------------------------------
     BENEFICIALLY          8  SHARED VOTING POWER
      OWNED BY
        EACH
      REPORTING            ----------------------------------------------------
       PERSON              9  SOLE DISPOSITIVE POWER
        WITH
                                   375,000
                           ----------------------------------------------------
                           10 SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          375,000
-------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                 / /
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.5%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON

          PN
-------------------------------------------------------------------------------

CUSIP No. 205265101                  13D                 Page 9 of 15 Pages

ITEM 1.     SECURITY AND ISSUER

This Amendment No. 2 ("Amendment") amends the Schedule 13D filed on May 10, 2000, as amended by Amendment No. 1 filed on February 21, 2003 (the "Schedule 13D"), and relates to the Common Stock, $0.01 par value, of Infocrossing, Inc., a Delaware corporation (the "Issuer"). This Amendment is being filed with the Securities and Exchange Commission pursuant to Rule 13d-2(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not Applicable.

ITEM 4.     PURPOSE OF TRANSACTION

The response to Item 4 of Schedule 13D is hereby amended and supplemented as follows:

On October 21, 2003, pursuant to an Exchange Agreement among MidOcean Capital Investors, L.P. (formerly, DB Capital Investors, L.P.) ("MCIL"), the Issuer and various other parties, MCIL exchanged 78,688.50 shares of Series A Convertible Preferred Stock convertible into 1,143,304 shares of Common Stock and Common Stock Purchase Warrants to purchase 1,405,612 shares of Common Stock for $12,520,875 in aggregate principal amount of loans, evidenced by promissory notes of the Issuer under a Term Loan Agreement with the Issuer, as Borrower, and $27,545,925 in cash. As a result of the foregoing transactions, the Reporting Persons no longer beneficially own greater than 5% of the outstanding Common Stock of the Issuer, and as a result, the Reporting Persons will no longer be required to file amendments with the Reporting Persons' holdings of Common Stock on Schedule 13D pursuant to Rule 13d-2(a) of the Exchange Act. The Exchange Agreement and the Term Loan Agreement are set forth as Exhibits 2 and 3, respectively, hereto.

In addition, on October 21, 2003, MCIL, the Issuer and the other parties named therein entered into a Second Amended and Restated Registration Rights Agreement. Pursuant to the Registration Rights Agreement, MICL has the right, among other things, on the terms and conditions set forth therein, to (a) require the Company on one occasion to register for sale to the public the shares of Common Stock issuable upon the exercise of the Options and (b) to include the shares of Common Stock issuable upon exercise of the Options in registration statements filed by the Issuer on its own behalf or at the request of other holders of the Issuer's capital stock. The Second Amended Registration Rights Agreement is set forth as Exibit 4 hereto.

Further, on October 21, 2003, MCIL, the Issuer and the other parties named therein entered into a Termination of Stockholders' Agreement in which each of the parties thereto agreed to voluntarily terminate all provisions of the Second Amended and Restated Stockholders' Agreement, dated February 1, 2002, by and among MCIL, the Issuer and the other parties named therein. In connection therewith, on October 21, 2003 Tyler Zachem, a Managing Director of MidOcean US Advisor, LLC (an affiliate of MCIL), and Timothy Billings, a Vice President of MidOcean US Advisor, LLC (an affiliate of MCIL), designees of MCIL to the board of directors (the "Board") of the Issuer have resigned from the Board. The Termination of Stockholders' Agreement is set forth as Exhibit 5 hereto.

The foregoing summaries of the Exchange Agreement, the Term Loan Agreement, the Second Amended and Restated Registration Rights Agreement and the Termination of Stockholders' Agreement are

CUSIP No. 205265101                  13D                Page 10 of 15 Pages

qualified in their entirety by reference to Exhibits 2 through 5 to this Statement which are hereby incorporated herein by reference.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

The response to Item 5 of Schedule 13D is hereby amended and supplemented as follows:

All ownership percentages set forth herein assume that the Issuer has 15,126,527 shares of Common Stock outstanding as of October 21, 2003, as represented by the Issuer to MICL on October 21, 2003.

Pursuant to an Option Agreement, dated as of May 10, 2000, between Zach Lonstein, Chairman of the Board and Chief Executive Officer of the Issuer, and MCIL, MCIL has an irrevocable option to purchase up to 375,000 shares of Common Stock held by him at $25.00 per share. The Option Agreement was an exhibit to the initial filing of the Schedule 13D. As of the date of this Amendment, this option to purchase Common Stock represents the sole interest of the Reporting Persons in the Common Stock of the Issuer. MCIL's direct beneficial ownership of 375,000 shares of Common Stock approximately pursuant to the Option Agreement constitutes direct beneficial ownership of 2.5% of the total number of shares of outstanding Common Stock. MCIL has the sole power to vote and the sole power to dispose of the entire number of shares directly beneficially owned by it. Each of Ultramar Capital, Ltd., MidOcean Capital Partners, L.P., Existing Fund GP, Ltd., MidOcean Partners, LP and MidOcean Associates, SPC may all be deemed to be beneficial owners of the securities and to have sole power to vote and sole power to dispose of the entire number of shares directly beneficially owned by MCIL as a result of their direct or indirect control relationship with MCIL. J. Edward Virtue may be deemed the beneficial owner of the securities because he indirectly controls MCIL, but disclaims beneficial ownership except to the extent of his pecuniary interest therein.

As of October 21, 2003, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The response to Item 6 of Schedule 13D is hereby amended and supplemented as follows:

The Exchange Agreement between MCIL and the Issuer that resulted in the disposition of its shares of Series A Convertible Preferred Stock and Common Stock Purchase Warrants is described in Item 5. The Option Agreement that continues to be held by MCIL is described in Item 5.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

1.     Joint Filing Agreement

2.     Exchange Agreement

3.     Term Loan Agreement

4.     Amended Registration Rights Agreement

5.     Termination of Stockholders' Agreement

CUSIP No. 205265101                  13D                Page 11 of 12 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 21, 2003

                                ULTRAMAR CAPITAL, LTD.


                                By: /s/ J. Edward Virtue
                                    -------------------------------------------
                                    Name:     J. Edward Virtue
                                    Title:    Director and Chief Executive
                                               Officer


                                J. EDWARD VIRTUE


                                /s/ J. Edward Virtue
                                -----------------------------------------------
                                J. Edward Virtue


                                MIDOCEAN ASSOCIATES, SPC,
                                on behalf of MidOcean Partners Segregated
                                Portfolio


                                By:  Ultramar Capital, Ltd.,
                                     sole director of MidOcean Associates, SPC

                                By:  /s/ J. Edward Virtue
                                     ------------------------------------------
                                     Name:    J. Edward Virtue
                                     Title:   Director and Chief Executive
                                               Officer


                                MIDOCEAN PARTNERS, LP

                                By:  MidOcean Associates, SPC,
                                     on behalf of MidOcean Partners Segregated
                                     Portfolio, as general partner

                                By:  Ultramar Capital, Ltd.,
                                     sole director of MidOcean Associates, SPC

                                By:  /s/ J. Edward Virtue
                                     -------------------------------------------
                                     Name:    J. Edward Virtue
                                     Title:   Director and Chief Executive
                                               Officer

CUSIP No. 205265101                  13D                Page 12 of 12 Pages

                                EXISTING FUND GP, LTD.

                                By:  MidOcean Associates, SPC,
                                     sole director of Existing Fund GP, Ltd.

                                By:  Ultramar Capital, Ltd.,
                                     sole director of MidOcean Associates, SPC


                                By:  /s/ J. Edward Virtue
                                     -------------------------------------------
                                     Name:    J. Edward Virtue
                                     Title:   Director and Chief Executive
                                               Officer


                                MIDOCEAN CAPITAL PARTNERS, L.P.

                                By:  Existing Fund GP, Ltd., its general partner

                                By:  MidOcean Associates, SPC, sole director

                                By:  /s/ J. Edward Virtue
                                     -------------------------------------------
                                     Name:    J. Edward Virtue
                                     Title:   Chief Executive Officer


                                MIDOCEAN CAPITAL INVESTORS, L.P.

                                By:  MidOcean Capital Partners, L.P., its
                                     general partner

                                By:  Existing Fund GP, Ltd., its general partner

                                By:  MidOcean Associates, SPC, sole director


                                By:  /s/ J. Edward Virtue
                                     -------------------------------------------
                                     Name:    J. Edward Virtue
                                     Title:   Chief Executive Officer

                                                                       EXHIBIT A

                       SCHEDULE 13D JOINT FILING AGREEMENT

     In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.


Date:  October 21, 2003

                                ULTRAMAR CAPITAL, LTD.


                                By: /s/ J. Edward Virtue
                                    --------------------------------------------
                                    Name:    J. Edward Virtue
                                    Title:    Director and Chief Executive
                                               Officer


                                J. EDWARD VIRTUE


                                /s/ J. Edward Virtue
                                ------------------------------------------------
                                J. Edward Virtue


                                MIDOCEAN ASSOCIATES, SPC,
                                on behalf of MidOcean Partners Segregated
                                Portfolio

                                By:  Ultramar Capital, Ltd.,
                                     sole director of MidOcean Associates, SPC

                                By:  /s/ J. Edward Virtue
                                     -------------------------------------------
                                     Name:    J. Edward Virtue
                                     Title:   Director and Chief Executive
                                               Officer

                                MIDOCEAN PARTNERS, LP

                                By:  MidOcean Associates, SPC,
                                     on behalf of MidOcean Partners Segregated
                                     Portfolio, as general partner

                                By:  Ultramar Capital, Ltd.,
                                     sole director of MidOcean Associates, SPC

                                By:  /s/ J. Edward Virtue
                                     -------------------------------------------
                                     Name:    J. Edward Virtue
                                     Title:   Director and Chief Executive
                                               Officer


                                EXISTING FUND GP, LTD.

                                By:  MidOcean Associates, SPC,
                                     sole director of Existing Fund GP, Ltd.

                                By:  Ultramar Capital, Ltd.,
                                     sole director of MidOcean Associates, SPC


                                By:  /s/ J. Edward Virtue
                                     -------------------------------------------
                                     Name:    J. Edward Virtue
                                     Title:   Director and Chief Executive
                                               Officer


                                MIDOCEAN CAPITAL PARTNERS, L.P.

                                By:  Existing Fund GP, Ltd., its general partner

                                By:  MidOcean Associates, SPC, sole director

                                By:  /s/ J. Edward Virtue
                                    --------------------------------------------
                                     Name:     J. Edward Virtue
                                     Title:    Chief Executive Officer

                                MIDOCEAN CAPITAL INVESTORS, L.P.

                                By:  MidOcean Capital Partners, L.P., its
                                     general partner

                                By:  Existing Fund GP, Ltd., its general partner

                                By:  MidOcean Associates, SPC, sole director


                                By:  /s/ J. Edward Virtue
                                    --------------------------------------------
                                     Name:     J. Edward Virtue
                                     Title:    Chief Executive Officer